

October 26, 2011

<u>Via E-Mail</u>
Lee Tong Tai
President, Chief Executive Officer and Director
Hubei Minkang Pharmaceutical Ltd.
55 Ubi Ave. 3, #03-01, Mintwell Building
Singapore, 408864

> **Re:** **Hubei Minkang Pharmaceutical Ltd.**
> **Form 8-K and 8-K/A**
> **Filed September 26, 2011 and October 11, 2011**
> **File No. 000-53231**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file a copy of each of your Nevada Articles of Incorporation and your bylaws with the next amendment to your Form 8-K.

Risk Factors

2. We note your disclosures that your management team is unfamiliar with managing and operating a U.S. public company, that you may experience difficulty in establishing management, legal and financial controls…, and that you may have difficulties implementing and maintaining adequate internal controls as required by the Sarbanes-Oxley Act. Please revise your risk factors to disclose that your senior financial staff do not have any formal training, and do not possess professional designations in U.S. GAAP, therefore there is a possibility that your internal controls over financial reporting may not be effective in the future due to the lack of experience in U.S. GAAP. Also

disclose that as a result of management's lack of U.S. GAAP experience that it may take longer and cost more to prepare your financial statements than other companies with accounting staff who have such training and designations.

HBMK Pharmaceutical Limited and Subsidiary Financial Statements for the Year Ended December 31, 2010

General

3. Please make the requested revisions in the financial statements for the quarter ended June 30, 2011 where applicable.

Consolidated Balance Sheet, page F-3

4. The long-term debt disclosed in Note 10 was repaid in October 2010. Please tell us where the long-term debt is classified within the consolidated balance sheet and why it is not separately disclosed on the face of the consolidated balance sheet, within current liabilities, in accordance with Rule 5-21 through 5-22 of Regulation S-X at December 31, 2009.

Consolidated Statement of Cash Flows, page F-6

5. Please revise your statement of cash flows for 2010 as follows:

- Ensure that the cash flows from investing activities totals are equal to the net cash used in investing activities;
- Ensure that the net of the cash flows from financing activities are equal to the net cash provided by (used in) financing activities;
- Ensure that increases in assets, such as land use rights and purchased formulae are properly reflected in your statements of cash flows;
- Ensure that the loans issued and loans repaid disclosed in Note 8 are presented separately within net cash provided by (used in) financing activities;
- Disclose where the increase in restricted cash of $453,734 in 2010 is reflected in your statement of cash flows; and
- Ensure that the net change in cash reconciles to the net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations

Merger of Minkang, page F-7

6. Please provide the disclosures required by ASC 805-10-50-2 related to HBMK
    Pharmaceutical Limited's (HBMK) acquisition of Hubei Minkang Pharmaceutical Co.
    Ltd. (Minkang Pharmaceuticals PRC), including the number of HBMK shares given to
    Sensori shareholders in exchange for all the contributed capital of Minkang PRC.

7. Please disclose how the fair value of the assets and liabilities of Hubei Minkang
    Pharmaceutical PRC was determined in the October 2010 acquisition and the date the
    assets and liabilities are reflected in the consolidated financial statements.

Pro Forma Combined financial Statements, page F-42
Note 2 – Pro Forma Adjustments, page F-45

8. Please disclose quantitative calculations for how you determined the pro forma
    adjustments in the stockholders' equity section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen at 202-551-3652 or Gustavo Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director